                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            TERREMARK WORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    03232Q106
--------------------------------------------------------------------------------
                                 (CUSIP number)


                              PAUL BERKOWITZ, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                                 MIAMI, FL 33131
                                 (305) 579-0500
--------------------------------------------------------------------------------
                  (Name, address and telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 28, 2000
--------------------------------------------------------------------------------
             (Date of event which requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].




                               Page 1 of 30 Pages

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D               Page 2 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Communications Investors Group
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC and BK
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           3,101,720
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          3,101,720
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,101,720
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.58%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D               Page 3 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Vistagreen Holdings (Bahamas), Ltd.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Bahamas
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           7,818,473
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          7,818,473
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,818,473
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D               Page 4 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Paradise Stream (Bahamas) Limited
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Bahamas
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           54,290,655
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          54,290,655
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        54,290,655
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.73%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D               Page 5 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Moraine Investments Inc.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           6,613,221
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          6,613,221
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,613,221
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.38%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D               Page 6 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        ATTU Services, Inc.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           4,186,173
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          4,186,173
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,186,173
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.14%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D               Page 7 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TCO Company Limited
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           34,094,139
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          34,094,139
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        34,094,139
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.42%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D               Page 8 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Manuel D. Medina
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           42,872,097
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          32,197,913
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        32,197,913
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.45%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D               Page 9 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Michael Katz
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           0
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          3,055,830
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,055,830
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.56%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D              Page 10 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Brian Goodkind
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           0
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          2,269,801
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,269,801
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.16%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D              Page 11 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Edward Jacobsen
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           0
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          513,651
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        513,651
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D              Page 12 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        William Biondi
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           0
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          513,651
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        513,651
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D              Page 13 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Willy Bermello
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           0
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          235,620
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        235,620
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D              Page 14 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        ARJ, LLC (f/k/a AJR, LLC)
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           0
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          1,027,301
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,027,301
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 03232Q106              SCHEDULE 13D              Page 15 of 30 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Irving A. Padron, Jr.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           0
                                     -------------------------------------------
        NUMBER OF                     8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                         0
       OWNED BY                      -------------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          516,151
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        516,151
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This amendment no. 1 to Schedule 13D ("AMENDMENT NO. 1") is filed as the first amendment to the Statement on Schedule 13D, dated November 12, 1999 (the "ORIGINAL SCHEDULE 13D"), filed on behalf of Communications Investors Group, a Florida general partnership (the "REPORTING PERSON"), relating to the common stock, par value $0.001 per share (the "COMMON STOCK"), of Terremark Worldwide, Inc., a Florida corporation (the "COMPANY"). This Amendment No. 1 reflects material changes in the Original Schedule 13D, such material changes being more fully reflected in Items 2, 3, 4, 5, 6 and 7 below.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and supplemented to add the following:

         This statement represents the joint filing of Communications Investors Group ("CIG"), Vistagreen Holdings (Bahamas), Ltd., a Bahamas international business company ("VISTAGREEN"), Paradise Stream (Bahamas) Limited ("PARADISE STREAM"), Moraine Investments, Inc. ("MORAINE"), ATTU Services, Inc. ("ATTU"), TCO Company Limited ("TCO"), Manuel D. Medina, Michael Katz, Brian Goodkind, Edward Jacobsen, William Biondi, Willy Bermello, ARJ, LLC (f/k/a AJR, LLC), a Connecticut Limited Liability Company, and Irving A Padron Jr. (collectively, the "INDIVIDUAL SHAREHOLDERS") (collectively the Individual Shareholders with CIG, Paradise Stream, TCO, Vistagreen, Moraine and ATTU, are herein referred to as the "GROUP").

         CIG has two partners, Manuel D. Medina and Andres Altaba.

         The addresses of each member of the Group are as follows:

CIG                                     2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133

Vistagreen                              c/o Karp & Genauer, P.A.
                                        2 Alhambra Plaza, Suite 1202
                                        Coral Gables, FL 33134

Paradise Stream                         c/o Karp & Genauer, P.A.
                                        2 Alhambra Plaza, Suite 1202
                                        Coral Gables, FL 33134

Moraine                                 c/o Karp & Genauer, P.A.
                                        2 Alhambra Plaza, Suite 1202
                                        Coral Gables, FL 33134

ATTU                                    Charlotte House
                                        Charlotte Street
                                        P.O. Box N-65
                                        Nassau Bahamas (242) 323-8574
                                        Attn.: Mr. Adrian Crosbie-Jones

                               Page 16 of 30 Pages

TCO                                     Charlotte House
                                        Charlotte Street
                                        P.O. Box N-65
                                        Nassau Bahamas (242) 323-8574
                                        Attn.: Mr. Adrian Crosbie-Jones

Manuel D. Medina                        2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133

Michael Katz                            2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133

Brian Goodkind                          2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133

Edward Jacobsen                         2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133

William Biondi                          2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133

Willy Bermello                          2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133

ARJ, LLC                                2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133

Irving A. Padron, Jr.                   2601 S. Bayshore Drive, 9th Floor
                                        Coconut Grove, Florida 33133


         The occupations of the natural persons and the principal businesses of the entities which are members of the Group are as follows:

CIG                                     Investment Company
Vistagreen                              Holding and Investment Company
Paradise Stream                         Holding and Investment Company
Moraine                                 Holding and Investment Company
ATTU                                    Holding and Investment Company
TCO                                     Holding and Investment Company
Manuel D. Medina                        Chairman and Chief Executive Officer of
                                        Terremark Worldwide




                              Page 17 of 30 Pages

Michael Katz                            President and COO of Terremark Real
                                        Estate Group, Inc.

Brian Goodkind                          Executive Vice President and General
                                        Counsel of Terremark Worldwide

Edward Jacobsen                         President of Terremark Construction
                                        Services, Inc.

William Biondi                          President of Terremark Management
                                        Services, Inc., Terremark Realty, Inc.,
                                        and Terremark Financial Services, Inc.

Willy Bermello                          Architect

ARJ, LLC                                Holding and Investment Company

Irving A. Padron, Jr.                   Senior Vice-President and Chief
                                        Financial Officer of Terremark Worldwide

         Neither CIG, nor any partner of CIG has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         None of Vistagreen, or any director or executive officer of Vistagreen, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         None of Paradise Stream, or any director or executive officer of Paradise Stream has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         None of Moraine, or any director or executive officer of Moraine has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining



                              Page 18 of 30 Pages
future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         None of ATTU, or any director or executive officer of ATTU has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         None of TCO, or any director or executive officer of TCO has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         None of the Individual Shareholders have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         None of CIG, or any partner of CIG, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of Vistagreen, or any director or executive officer of Vistagreen, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of Paradise Stream, or any director or executive officer of Paradise Stream, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of Moraine, or any director or executive officer of Moraine, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of ATTU, or any director or executive officer of ATTU, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of TCO, or any director or executive officer of TCO, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         Each of the Individual Shareholders are citizens of the United States.



                              Page 19 of 30 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented to add the following:

         Terremark Holdings, Inc., a Florida corporation ("TERREMARK") and AmTec, Inc., a Delaware corporation ("AMTEC") entered into the Agreement and Plan of Merger dated as of November 24, 1999, as amended ("MERGER AGREEMENT") pursuant to which Terremark merged with and into AmTec and the shareholders of Terremark received shares of common stock of AmTec, $0.001 par value ("AMTEC COMMON STOCK"). On April 28, 2000, at a special meeting, the stockholders of AmTec approved and adopted the Merger Agreement.

         At the special meeting, the AmTec stockholders also approved the stock purchase agreement, dated as of November 24, 1999, as amended (the "STOCK PURCHASE AGREEMENT"), by and between AmTec and Vistagreen. Pursuant to the Stock Purchase Agreement, AmTec sold to Vistagreen, Paradise Stream, and Moraine (collectively, the "VISTAGREEN GROUP"), in the aggregate, 68,722,349 shares of its common stock.

         On April 21,2000, Manuel D. Medina, ATTU Services, Inc., TCO Company Limited, Willy Bermello, Brian Goodkind, Michael Katz, William Biondi, Edward Jacobsen, Irving Padron, Jr., and AJR, LLC (collectively, the "TERREMARK SHAREHOLDERS") entered into a Shareholders Agreement agreeing to vote all shares of Terremark Worldwide beneficially owned by them as directed by Manual D. Medina (the "SHAREHOLDERS AGREEMENT").

         On April 28, 2000, AmTec completed the merger with Terremark. Pursuant to the merger, AmTec changed its name to Terremark Worldwide, Inc. On April 28, 2000, AmTec and Terremark Holdings filed Articles of Merger with the Secretary of State of Florida and filed a Certificate of Merger with the Secretary of State of Delaware thereby consummating the merger.

         On May 12, 2000, the Vistagreen Group and all of the Terremark Shareholders entered into a shareholders agreement which, among other things, provides that (i) the Terremark Shareholders agree to nominate or cause to be nominated and to vote all of their shares to elect two Vistagreen Group nominees to the board of directors of Terremark Worldwide; (ii) the Vistagreen Group agrees to nominate or cause to be nominated and to vote all of their shares to elect to the board all of the individuals who are nominated for directorships by the Terremark Worldwide, Inc. board of directors; and (iii) the Terremark shareholders agree to cause the non-Vistagreen designated directors to elect a Vistagreen designated director to the Executive Committee of the board.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented to add the following:

         The information set forth in Item 3 of this Schedule and in the Merger Agreement, attached hereto as Exhibit 2, is incorporated by reference.



                              Page 20 of 30 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented to add the following:

         CIG

         (a) CIG beneficially owns 3,101,720 shares or 1.58% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000. The shares owned by the Reporting Person consist of 901,720 shares of Common Stock, 20 shares of Series G Convertible Preferred Stock which may be converted into 1,600,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock.

         (b)      (i)   Sole power to vote or direct the vote:        3,101,720
                  (ii)  Shared power to vote or direct the vote:      0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                               3,101,720
                  (iv)  Shared power to dispose of or direct the
                        disposition of:                               0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

         VISTAGREEN

         (a) Vistagreen beneficially owns 7,818,473 shares or 4.0% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:        7,818,473
                  (ii)  Shared power to vote or direct the vote:      0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                               7,818,473
                  (iv)  Shared power to dispose of or direct the
                        disposition of:                               0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable




                              Page 21 of 30 Pages

         PARADISE STREAM

         (a) Paradise Stream beneficially owns 54,290,655 shares or 27.73% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:       54,290,655
                  (ii)  Shared power to vote or direct the vote:     0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                              54,290,655
                  (iv)  Shared power to dispose of or direct the
                        disposition of:                              0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

         MORAINE

         (a) Moraine beneficially owns 6,613,221 shares or 1.58% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:        6,613,221
                  (ii)  Shared power to vote or direct the vote:      0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                               6,613,221
                  (iv)  Shared power to dispose of or direct the
                        disposition of:                               0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

         ATTU

         (a) ATTU beneficially owns 4,186,173 shares or 1.58% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:        4,186,173
                  (ii)  Shared power to vote or direct the vote:      0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                               4,186,173
                  (iv)  Shared power to dispose of or direct the
                        disposition of:                               0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable



                              Page 22 of 30 Pages

         TCO

         (a) TCO beneficially owns 34,094,139 shares or 17.42% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:       34,094,139
                  (ii)  Shared power to vote or direct the vote:     0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                              34,094,139
                  (iv)  Shared power to dispose of or direct
                        the disposition of:                          0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

         MANUEL D. MEDINA

         (a) Manuel D. Medina beneficially owns 32,197,913 shares or 16.45% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:     42,872,097(1)
                  (ii)  Shared power to vote or direct the vote:   0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                            32,197,913
                  (iv)  Shared power to dispose of or direct
                        the disposition of:                        0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

                  (1) Includes 10,674,184 shares of the Company's common stock held by the Terremark Shareholders which Manuel
                           D. Medina has the sole power to direct the vote of pursuant to the Shareholders Agreement




                              Page 23 of 30 Pages

         MICHAEL KATZ

         (a) Michael Katz beneficially owns 3,055,830 shares or 1.56% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:        0(1)
                  (ii)  Shared power to vote or direct the vote:      0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                               3,055,830
                  (iv)  Shared power to dispose of or direct
                        the disposition of:                           0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

                  (1) Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of the 3,055,830 shares held by Michael Katz.

         BRIAN GOODKIND

         (a) Brian Goodkind beneficially owns 2,269,801 shares or 1.58% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:        0(1)
                  (ii)  Shared power to vote or direct the vote:      0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                               2,269,801
                  (iv)  Shared power to dispose of or direct
                        the disposition of:                           0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

                  (1) Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of the 2,269,801 shares held by the Brian Goodkind.

         EDWARD JACOBSEN

         (a) Edward Jacobsen beneficially owns 3,055,830 shares or % of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.



                              Page 24 of 30 Pages

         (b)      (i)   Sole power to vote or direct the vote:        0(1)
                  (ii)  Shared power to vote or direct the vote:      0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                               3,055,830
                  (iv)  Shared power to dispose of or direct
                        the disposition of:                           0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

                  (1) Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of the 3,055,830 shares held by Edward Jacobsen.

         WILLY BERMELLO

         (a) Willy Bermello beneficially owns 235,620 shares which represents less than 1% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:          0(1)
                  (ii)  Shared power to vote or direct the vote:        0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                                 235,620
                  (iv)  Shared power to dispose of or direct
                        the disposition of:                             0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

                  (1) Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of the 265,620 shares held by Willy Bermello.

         WILLIAM BIONDI

         (a) William Biondi beneficially owns 513,651 shares which represents less than 1% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:          0(1)
                  (ii)  Shared power to vote or direct the vote:        0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                                 513,651
                  (iv)  Shared power to dispose of or direct the
                        disposition of:                                 0



                              Page 25 of 30 Pages

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

                  (1) Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of the 513,651 shares held by William Biondi.

         ARJ, LLC

         (a) ARJ, LLC beneficially owns 1,027,301 shares or less than 1% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:        0(1)
                  (ii)  Shared power to vote or direct the vote:      0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                               1,027,301
                  (iv)  Shared power to dispose of or direct
                        the disposition of:                           0

         (c)      Not Applicable

         (d)      Not Applicable

         (e)      Not Applicable

                  (1) Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of the 1,027,301 shares owned by AJR, LLC, which, subsequent to the execution of the Shareholders Agreement, changed its name to ARJ, LLC.

         IRVING A. PADRON JR.

         (a) Irving A. Padron beneficially owns 516,151 shares which represents less than 1% of the outstanding Common Stock of the Company, based on a total of 195,772,105 shares of Common Stock outstanding on May 15, 2000.

         (b)      (i)   Sole power to vote or direct the vote:           0(1)
                  (ii)  Shared power to vote or direct the vote:         0
                  (iii) Sole power to dispose of or direct the
                        disposition of:                                  516,151
                  (iv)  Shared power to dispose of or direct the
                        disposition of:                                  0

         (c)      Not Applicable




                              Page 26 of 30 Pages

         (d)      Not Applicable

         (e)      Not Applicable

                  (1) Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of the 516,151 shares held by Irving A. Padron, Jr.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented to add the following:

         The Group has entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference, regarding the filing of this Schedule and future amendments hereto.

         Except as described in this Schedule, none of the members of the Group has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.






                              Page 27 of 30 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented to add the following:

         Exhibit No.

         1        Joint Filing Agreement, dated June 14, 2000, among the Group

         2 Agreement and Plan of Merger, dated as of November 24, 1999, as amended, by and among AmTec and Terremark.

         3 Stock Purchase Agreement, dated as of November 24, 1999, as amended, by and between Vistagreen and AmTec.

         4 Shareholders Agreement, dated May 12, 2000, by and among Vistagreen, Moraine, Paradise Stream, Brian Goodkind, Michael
                  L. Katz, William Biondi, Edward P. Jacobsen, Irving J. Padron, Jr., Aviva Budd, Manuel Medina and William Bermello.

         5 Shareholders Agreement, dated as of April 21, 2000, by and among Manuel D. Medina, Grapevine, Ltd., William Bermello, Brian Goodkind, Michael Katz, William Biondi, Edward Jacobsen, Irving Padron, Jr. and AJR, LLC.





                              Page 28 of 30 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 15, 2000
                                     COMMUNICATIONS INVESTORS GROUP


                                     By: /s/ Manuel D. Medina
                                         ---------------------------------------
                                     Name: Manuel D. Medina
                                     Title: General Partner


                                     VISTAGREEN HOLDINGS (BAHAMAS), LTD.


                                     By:  /s/ Adrian Crosbie-Jones
                                         ---------------------------------------
                                         Adrian Crosbie-Jones, Vice President


                                     PARADISE STREAM (BAHAMAS) LIMITED


                                     By: /s/ Adrian Crosbie-Jones
                                         ---------------------------------------
                                         Adrian Crosbie-Jones, Vice President


                                     MORAINE INVESTMENTS, INC.


                                     By: /s/ Adrian Crosbie-Jones
                                         ---------------------------------------
                                         Adrian Crosbie-Jones, Vice President


                                     ATTU SERVICES, INC.


                                     By: Business Administration Limited


                                         By:  /s/ Adrian Crosbie-Jones
                                            ------------------------------------
                                            Adrian Crosbie-Jones, Director


                                     TCO COMPANY LIMITED


                                     By: Business Administration Limited


                                         By:  /s/ Adrian Crosbie-Jones
                                           -------------------------------------
                                           Adrian Crosbie-Jones, Director




                               Page 29 of 30 Pages

                                     /s/ Manuel D. Medina
                                     -------------------------------------------
                                     MANUEL D. MEDINA


                                     /s/ Michael L. Katz
                                     -------------------------------------------
                                     MICHAEL L. KATZ


                                     /s/ Brian Goodkind
                                     -------------------------------------------
                                     BRIAN GOODKIND


                                     /s/ Edward P. Jacobsen
                                     -------------------------------------------
                                     EDWARD P. JACOBSEN


                                     /s/ William Biondi
                                     -------------------------------------------
                                     WILLIAM BIONDI


                                     /s/ Willy Bermello
                                     -------------------------------------------
                                     WILLY BERMELLO


                                     ARJ, LLC


                                     By: /s/ Aviva Budd
                                         ---------------------------------------
                                     Name: Aviva Budd
                                     Title: Managing Member


                                     /s/ Irving A. Padron, Jr.
                                     -------------------------------------------
                                     IRVING I. PADRON, JR.





                              Page 30 of 30 Pages